Exhibit 11

Horace Mann Educators Corporation
Computation of Net Income per Share (Unaudited)
For the Three and Six Months Ended June 30, 2019 and 2018
($ in thousands, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
Basic:

Net income	$93,822	$5,917	$125,988	$26,072
Weighted average number of common shares during the period (in thousands)	41,762	41,600	41,685	41,531

Net income per share – basic	$2.25	$0.14	$3.02	$0.63

Diluted:

Net income	$93,822	$5,917	$125,988	$26,072
Weighted average number of common shares during the period	41,762	41,600	41,685	41,531
Weighted average number of common equivalent shares to reflect the dilutive effect of common stock equivalent securities:
Stock options	61	115	64	109
Common stock units related to deferred compensation for employees	—	25	—	25
Restricted common stock units related to incentive compensation	98	(5)	102	(6)
Total common and common equivalent shares adjusted to calculate diluted earnings per share	41,921	41,735	41,851	41,659

Net income per share – diluted	$2.24	$0.14	$3.01	$0.63